Exhibit 99.1

KW Specialty Expands its Relationship with Sapiens, Choosing to Automate and Move its Reinsurance Management to the Cloud

Sapiens ReinsurancePro will improve reinsurance management efficiency, expand capabilities for complex structures’ management and better serve its wholesale partners

Raleigh, NC – October 5, 2021 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services industry, announced today that KW Specialty (KWS), a leading surplus lines insurer based in Scottsdale, Arizona, has selected Sapiens ReinsurancePro to automate their reinsurance management on the cloud.

With more than 100 years of excess and surplus lines experience, KWS collaborates with wholesale partners and create products that offer additional value to their product portfolio. Their deployment of Sapiens ReinsurancePro enables KWS to replace their legacy, spreadsheet-driven process and ensure it is streamlined, consistent and financially correct. The integration also enabled KWS to add a Managing General Agent (MGA) book of business to ReinsurancePro.

Moreover, by utilizing ReinsurancePro with Sapiens CoreSuite for P&C, KWS will enjoy additional automation of processes including automatic data transfer and coordination between systems, more accurate accounting and better analysis and reporting.

KWS’s decision to choose a cloud system for its reinsurance management was prompted by accessibility of the platform 24*7 from any place, and the additional IT resources available through Sapiens managed services. Sapiens wide range of managed services allow insurers to focus on their main business while leveraging professional support of a team with extensive knowledge and expertise.

“To expand our competitive edge, we were seeking a comprehensive reinsurance solution that supported both ceded and assumed business. We needed a solution that could easily integrate to our existing ecosystem and would grow with us as we expand our reinsurance program,” said Rose Troller, KW Specialty’s VP Product and Data Analytics.

Created and designed exclusively for the reinsurance market by some of the industry’s leading experts, Sapiens ReinsurancePro manages the entire range of reinsurance contracts and activities for all lines of business. Built-in automation of contracts, calculations and processes provide flexible and full financial control of the reinsurance processes, including auditing requirements and statutory compliance. More than 100 insurers worldwide use Sapiens’ reinsurance solutions. Sapiens ReinsurancePro can integrate with any system and is pre-integrated with Sapiens CoreSuite for P&C.

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“Sapiens’ comprehensive, auditable reinsurance solution will empower KWS to quickly adapt to their expanding reinsurance program. Our easy-to-use platform provides the most efficient reporting to simplify and streamline their reinsurance administration processes,” said Jamie Yoder, Sapiens North America President & General Manager. “We are excited to expand our partnership with KWS and enable their digital transformation to support their growth.”

About KW Specialty

KW Specialty’s personal lines approach is to collaborate with wholesale partners and create products that add additional value to their product portfolio. By offering innovative coverage and technology techniques, effective solutions are presented for varied, complex, and/or unusual risks. Proven personal lines product knowledge and technical expertise helps KW Specialty provide heightened dedicated service to the wholesale industry.

KW Specialty believes in letting their wholesale partners do what they do best, manage their book of business. For more information: www.kwspecialty.com.

About Sapiens

Sapiens International Corporation (Nasdaq and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core Policy, Billing and Claims to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact Shay Assaraf Chief of Marketing, Sapiens Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

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Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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